Exhibit 23.3

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of Oshkosh Corporation for the registration of common stock, preferred stock, depositary shares, debt securities, warrants, stock purchase contracts and stock purchase units and to the incorporation by reference therein of our report dated September 15, 2006, with respect to the consolidated financial statements of JLG Industries, Inc. included in Oshkosh Corporation’s Current Report on Form 8-K dated August 5, 2009 filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Baltimore, MD
August 5, 2009